UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 30, 2013

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-178960).

This Form 6-K consists of the legal opinions which appear below.

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

April 30, 2013

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”), of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented by the First Supplemental Indenture, dated as of February 28, 2006 (collectively, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated January 12, 2012 relating to the Airbag Yield Optimization Notes, the Product Supplement dated January 25, 2012 relating to the Contingent-Return Optimization Securities, the Product Supplement dated February 20, 2013 relating to the Trigger Autocallable Optimization Securities, the Product Supplement dated January 17, 2012 relating to the Trigger Autocallable Optimization Securities, the Product Supplement dated February 28, 2012 relating to the Trigger Performance Securities, the Product Supplement dated January 13, 2012 relating to the Trigger Phoenix Autocallable Optimization Securities, the Pricing Supplement dated April 26, 2013 relating to the FTNT Securities and the WFR Securities (each, as defined in Annex A hereto), the Pricing Supplement dated April 26, 2013 relating to the CROS SX5E Securities (as defined in Annex A hereto), the Pricing Supplement dated April 26, 2013 relating to the TAOS SX5E Securities (as defined in Annex A hereto), the Pricing Supplement dated April 26, 2013 relating to the DXJ Securities (as defined in Annex A hereto), the Pricing Supplement dated April 26, 2013 relating to the TPS SX5E1 Securities (as defined in Annex A hereto), the Pricing Supplement dated April 26, 2013 relating to the TPS SX5E2 Securities (as defined in Annex A hereto), the Pricing Supplement dated April 26, 2013 relating to the APC Securities, the GNW Securities and the HOT Securities (each, as defined in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated April 30, 2013 representing the FTNT Securities, (d) the Global Security dated April 30, 2013 representing the WFR Securities, (e) the Global Security dated April 30, 2013 representing the CROS SX5E Securities, (f) the Global Security dated April 30, 2013 representing the TAOS SX5E Securities, (g) the Global Security dated April 30, 2013 representing the DXJ Securities, (h) the Global Security dated April 30, 2013 representing the TPS SX5E1 Securities, (i) the Global Security dated April 30, 2013 representing the TPS SX5E2 Securities, (j) the Global Security dated April 30, 2013 representing the APC Securities, (k) the Global Security dated April 30, 2013 representing the GNW Securities, (l) the Global Security dated April 30, 2013 representing the HOT Securities, (m) UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (n) the Officers’ Certificate dated December 14, 2011, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (n) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Airbag Yield Optimization Notes due October 31, 2013 (Linked to the performance of the common stock of Fortinet, Inc.) (the “FTNT Securities”)	$1,337,000.00
Airbag Yield Optimization Notes due October 31, 2013 (Linked to the performance of the common stock of MEMC Electronic Materials, Inc.) (the “WFR Securities”)	$403,000.00
Contingent-Return Optimization Securities due October 30, 2015 (Linked to the performance of the EURO STOXX 50® Index) (the “CROS SX5E Securities”)	$2,672,190.00
Trigger Autocallable Optimization Securities due April 30, 2018 (Linked to the performance of the EURO STOXX 50® Index) (the “TAOS SX5E Securities”)	$3,933,200.00
Trigger Autocallable Optimization Securities due April 30, 2018 (Linked to the performance of the shares of WisdomTree Japan Hedged Equity Fund) (the “DXJ Securities”)	$2,925,960.00
Trigger Performance Securities due April 30, 2018 (Linked to the performance of the EURO STOXX 50® Index) (the “TPS SX5E1 Securities”)	$6,040,930.00
Trigger Performance Securities due April 29, 2016 (Linked to the performance of the EURO STOXX 50® Index) (the “TPS SX5E2 Securities”)	$3,551,300.00
Trigger Phoenix Autocallable Optimization Securities due October 31, 2014 (Linked to the performance of the common stock of Anadarko Petroleum Corporation) (the “APC Securities”)	$3,065,050.00
Trigger Phoenix Autocallable Optimization Securities due October 31, 2014 (Linked to the performance of the common stock of Genworth Financial, Inc.) (the “GNW Securities”)	$5,481,800.00
Trigger Phoenix Autocallable Optimization Securities due October 31, 2014 (Linked to the performance of the common stock of Starwood Hotels & Resorts Worldwide, Inc.) (the “HOT Securities”)	$1,444,600.00

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

April 30, 2013

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented by the First Supplemental Indenture, dated as of February 28, 2006 (collectively, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated August 29, 2012 relating to the Trigger Phoenix Autocallable Optimization Securities, the Prospectus Supplement dated August 29, 2012 relating to the Trigger Phoenix Autocallable Optimization Securities, the Product Supplement dated August 29, 2012 relating to the Trigger Yield Optimization Notes, the Prospectus Supplement dated August 29, 2012 relating to the Trigger Yield Optimization Notes, the Product Supplement dated March 15, 2013 relating to the Contingent Absolute Return Autocallable Optimization Securities, the Prospectus Supplement dated March 15, 2013 relating to the Contingent Absolute Return Autocallable Optimization Securities, the Final Terms Supplement dated April 25, 2013 relating to the BIDU Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 25, 2013 relating to the VMW TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 25, 2013 relating to the BBRY Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 25, 2013 relating to the BTU Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 25, 2013 relating to the FCX Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 25, 2013 relating to the GNW1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 25, 2013 relating to the GNW2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 25, 2013 relating to the MU1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 25, 2013 relating to the MU2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 25, 2013 relating to the SLW Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 25, 2013 relating to the URI Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 25, 2013 relating to the VMW TYON Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 25, 2013 relating to the X1 TYON Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 25, 2013 relating to the X2 TYON Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 25, 2013 relating to the X3 TYON Securities (as defined in Annex A hereto), the Final Terms Supplement dated April 25, 2013 relating to the NFX Securities (as defined in Annex A hereto) and the Final Terms Supplement dated April 24, 2013 relating to the X CARAOS Securities (as defined in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated April 30, 2013 representing the BIDU Securities, (d) the Global Security dated April 30, 2013 representing the VMW TPAOS Securities, (e) the Global Security dated April 30, 2013 representing the BBRY Securities, (f) the Global Security dated April 30, 2013 representing the BTU Securities, (g) the Global Security dated April 30, 2013 representing the FCX Securities, (h) the Global Security dated April 30, 2013 representing the GNW1 Securities, (i) the Global Security dated April 30, 2013 representing the GNW2 Securities, (j) the Global Security dated April 30, 2013 representing the MU1 Securities, (k) the Global Security dated April 30, 2013 representing the MU2 Securities, (l) the Global Security dated April 30, 2013 representing the SLW Securities, (m) the Global Security dated April 30, 2013 representing the URI Securities, (n) the Global Security dated April 30, 2013 representing the VMW TYON Securities, (o) the Global Security dated April 30, 2013 representing the X1 TYON Securities, (p) the Global Security dated April 30, 2013 representing the X2 TYON Securities, (q) the Global Security dated April 30, 2013 representing the X3 TYON Securities, (r) the Global Security dated April 30, 2013 representing the NFX Securities, (s) the Global Security dated April 29, 2013 representing the X CARAOS Securities, (t) UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (u) the Officers’ Certificate dated December 14, 2011, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (u) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Trigger Phoenix Autocallable Optimization Securities due May 2, 2014 (Linked to the performance of the American depositary shares of Baidu, Inc.) (the “BIDU Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due May 2, 2014 (Linked to the performance of the common stock of VMware, Inc.) (the “VMW TPAOS Securities”)	$185,000.00
Trigger Yield Optimization Notes due April 30, 2014 (Linked to the performance of the common stock of Research In Motion Limited) (the “BBRY Securities”)	$101,996.47
Trigger Yield Optimization Notes due April 30, 2014 (Linked to the performance of the common stock of Peabody Energy Corporation) (the “BTU Securities”)	$99,997.20
Trigger Yield Optimization Notes due April 30, 2014 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.) (the “FCX Securities”)	$144,940.44
Trigger Yield Optimization Notes due October 30, 2013 (Linked to the performance of the common stock of Genworth Financial, Inc.) (the “GNW1 Securities”)	$99,999.90
Trigger Yield Optimization Notes due April 30, 2014 (Linked to the performance of the common stock of Genworth Financial, Inc.) (the “GNW2 Securities”)	$149,999.85
Trigger Yield Optimization Notes due April 30, 2014 (Linked to the performance of the common stock of Micron Technology, Inc.) (the “MU1 Securities”)	$107,460.28
Trigger Yield Optimization Notes due April 30, 2014 (Linked to the performance of the common stock of Micron Technology, Inc.) (the “MU2 Securities”)	$224,993.77
Trigger Yield Optimization Notes due December 26, 2013 (Linked to the performance of the common stock of Silver Wheaton Corp.) (the “SLW Securities”)	$119,998.80
Trigger Yield Optimization Notes due October 30, 2013 (Linked to the performance of the common stock of United Rentals, Inc.) (the “URI Securities”)	$99,963.22
Trigger Yield Optimization Notes due October 30, 2014 (Linked to the performance of the common stock of VMware, Inc.) (the “VMW TYON Securities”)	$482,724.86
Trigger Yield Optimization Notes due April 30, 2014 (Linked to the performance of the common stock of United States Steel Corporation) (the “X1 TYON Securities”)	$134,916.34
Trigger Yield Optimization Notes due April 30, 2014 (Linked to the performance of the common stock of United States Steel Corporation) (the “X2 TYON Securities”)	$99,958.26
Trigger Yield Optimization Notes due April 30, 2014 (Linked to the performance of the common stock of United States Steel Corporation) (the “X3 TYON Securities”)	$319,873.48
Contingent Absolute Return Autocallable Optimization Securities due May 2, 2014 (Linked to the performance of the common stock of Newfield Exploration Company) (the “NFX Securities”)	$100,000.00
Contingent Absolute Return Autocallable Optimization Securities due May 2, 2014 (Linked to the performance of the common stock of United States Steel Corporation) (the “X CARAOS Securities”)	$100,000.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Managing Director

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Executive Director

Date: 30 April 2013